Exhibit 99.1

Joint News Release
B2Gold Corp. and Volta Resources Inc. Sign Arrangement Agreement

Vancouver and Toronto, November 14, 2013 – B2Gold Corp. (TSX: BTO, NYSE MKT: BTG, NSX: B2G) (“B2Gold”) and Volta Resources Inc. (TSX: VTR) (“Volta”) announce that B2Gold and Volta have signed a definitive arrangement agreement (the “Arrangement Agreement”) relating to the previously announced business combination of B2Gold and Volta (the “Transaction”) following the completion of confirmatory legal and financial due diligence by B2Gold on Volta.

The material terms of the Transaction are as previously disclosed and the Transaction remains subject to regulatory, governmental, court and Volta shareholder approvals.  The date of the special meeting of Volta shareholders to approve the Transaction is set for December 17, 2013 (the “Meeting”) and the record date for receiving notice of and the right to vote at the Meeting is November 15, 2013.

The acquisition of Volta by B2Gold will add to B2Gold’s development portfolio an 81% interest in the Kiaka gold project in Burkina Faso, Africa and a 100% interest in two additional exploration projects in Burkina Faso. The Kiaka gold project is an advanced stage project that includes a large high quality gold deposit containing measured and indicated resources of 4.86 million ounces (153.3 million tonnes grading 0.99 g/t) with the potential to sustain an average annual production rate of approximately 340,000 ounces of gold over a 10 year mine life based on a Pre-Feasibility Study released in May 2012 and Volta’s current independent technical report released in January 2013.

The Volta Board of Directors has approved the Transaction and unanimously recommended that Volta shareholders vote in favour of the Transaction. Further, senior Volta officers and all Volta directors have entered into support agreements with B2Gold, pursuant to which they will vote their shares in favour of the Transaction. The B2Gold Board of Directors has also approved the Transaction.

The Transaction

Under the terms of the Transaction, each Volta shareholder will receive 0.15 common shares of B2Gold for each Volta common share held.  The Transaction will be carried out by way of statutory plan of arrangement under the Business Corporations Act (Ontario) and remains subject to certain customary conditions, including the receipt of all necessary court and regulatory approvals and obtaining Volta shareholder approval of the Transaction at the Meeting by not less than 66 2/3% of the outstanding common shares of Volta. On closing of the Transaction, Volta will become a wholly-owned subsidiary of B2Gold and B2Gold will have approximately 675 million common shares issued and outstanding, with former Volta shareholders holding approximately 3.4% of the fully-diluted in-the-money shares outstanding of the combined company.

The Arrangement Agreement includes a commitment by Volta not to solicit or initiate discussions concerning alternative transactions, including the sale of material assets. As previously announced, Volta has agreed to pay a break fee of $2,000,000 to B2Gold in certain circumstances and has granted B2Gold the right to match competing offers. Each party has also been provided with certain other rights, representations and warranties and covenants customary for a transaction of this nature.

Full details of the Transaction will be included in a management information circular in respect of the Meeting to be filed with applicable Canadian securities regulatory authorities and mailed to Volta shareholders in accordance with applicable Canadian securities laws. Volta expects to mail the management information circular to the Volta shareholders on or before November 25, 2013. The Transaction is expected to close no later than January 31, 2014. On completion of the Transaction B2Gold shall appoint one nominee of Volta to the B2Gold Board of Directors.

BMO Capital Markets, Volta’s financial advisor, has provided an opinion that based upon and subject to the assumptions, limitations, and qualifications stated in such opinion, the consideration proposed to be paid to the holders of Volta common shares pursuant to the Transaction is fair from a financial point of view to such shareholders. B2Gold’s financial advisor is GMP Securities L.P.

About B2Gold

B2Gold Corp. is a Vancouver based gold producer with two mines in Nicaragua, one mine in the Philippines and a strong portfolio of development and exploration assets in Nicaragua, the Philippines, Namibia and Colombia. B2Gold was founded in 2007 by the former executive and management team of Bema Gold Corporation. Bema grew from a junior explorer to an international gold producer that was acquired by Kinross Gold Corporation through a C$3.5 billion transaction in February 2007. B2Gold’s corporate objective is to build further shareholder value through the exploration and development of existing projects and additional accretive acquisitions, capitalizing on the extensive experience and relationships that management has developed over the past 25 years. B2Gold trades on the TSX under the symbol “BTO”, on the NYSE MKT under the symbol “BTG” and on the Namibian Stock Exchange under the symbol “B2G”.

About Volta

Volta Resources Inc. is a Canadian resource company with a portfolio of quality gold exploration projects in Burkina Faso and Ghana, both mining-friendly West African jurisdictions with proven world-class gold deposits. Volta is currently focused on its flagship Kiaka gold project, located in south central Burkina Faso, approximately 140 kilometers southeast of the capital Ouagadougou. The acquisition of properties around the Kiaka gold project has provided Volta with an extensive ground position along the highly prospective Markoye Fault Corridor in an important emerging gold province.

ON BEHALF OF B2GOLD CORP.	VOLTA RESOURCES INC.

“Clive T. Johnson”	“Kevin Bullock”
President and Chief Executive Officer	President and Chief Executive Officer

For more information on B2Gold please visit its web site at www.b2gold.com or contact:

Ian MacLean                                                                           Shaun Johnson
Vice President, Investor Relations                                      Manager, Investor Relations
604-681-8371                                                                           604-681-8371

For more information on Volta please visit its web site at www.voltaresources.com or contact:

Kevin Bullock
President and Chief Executive Officer
416-867-2299

This communication does not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Volta or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of B2Gold, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions.

Cautionary Note Regarding Forward-Looking Information This press release contains “forward-looking statements” and "forward-looking information" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, respectively. Such forward-looking statements and information include, but are not limited to, statements with respect to the potential completion and timing of the Transaction, the future financial or operating performance of B2Gold and Volta and their respective projects, statements regarding exploration prospects, statements regarding synergies and financial impact of the proposed Transaction, the terms and conditions of the Transaction, the benefits of the proposed Transaction, the identification of mineral reserves and resources, costs of and capital for exploration and development projects, exploration and development expenditures, timing of future exploration and development activities, future production, potential realized value from projects, expected levels of future risk, requirements for additional capital, and the timing and possible outcome of regulatory matters. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements and information are based on various assumptions and on the best estimates of Volta or B2Gold, as the case may be, as of the date hereof, and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of B2Gold or Volta (and the company resulting from the successful completion of the proposed Transaction) to be materially different from those expressed or implied by such forward-looking statements and information, including but not limited to: general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; delay or failure to enter into a definitive agreement or to receive shareholder or regulatory approvals or the failure to satisfy other closing conditions to the Transaction; timing and availability of external financing on acceptable terms; the business of B2Gold and Volta not being integrated successfully or such integration proving more difficult, time consuming or costly than expected; not realizing on the potential benefits of the proposed Transaction; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of mineral prices; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; and, delays in obtaining governmental approvals or required financing or in the completion of activities, and as well as those risks identified in B2Gold’s filings with Canadian securities regulators and the U.S. Securities and Exchange Commission, which may be viewed at www.sedar.com and www.sec.gov respectively, as well as in Volta’s filings with Canadian securities regulators at www.sedar.com, from time to time. Although each of B2Gold and Volta has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements and information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. Neither B2Gold nor Volta undertakes to update any forward-looking information, except in accordance with applicable securities laws.

The Toronto Stock Exchange neither approves nor disapproves the information contained in this News Release.